OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933 &

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

Commission File Number: 0001608952

CALIFORNIA

UNITED STATES:
Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386

6799 – Investments, Not Elsewhere Classified	**47-1637969**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	**Position(s) Held**
Mr. Steven J. Muehler	Founder / Managing Member / Chairman of the Board

Mailing: C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. affiliates who own 5% or more of any class of our Equity Membership Units:

Name and Address of Record Owner	Membership Units of Record Owned	% of Membership Units of Record Owned
Alternative Securities Markets Group Corporation (1) (2)	1,000 Equity Membership Units	100%

(1) Mr. Steven J. Muehler is the Founder, Chief Executive Officer and Chairman of the Board of Directors for the Alternative Securities Markets Group Corporation
(2) Mr. Steven J. Muehler is the Managing Member of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(3) Mailing Address: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

All Members of:

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
http://www.FixedIncomeMortgage.com
Phone: (213) 407-4386
Email: Legal@ASMMarketsGroup.com

Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
http://www.AlternativeSecuritiesMarket.com
Phone: (213) 407-4386
Email: Legal@ASMMarketsGroup.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no specified Counsel or Underwriter(s) associated with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- Florida
- New York

Although the Company is not using a selling agent or finder in connection with this Offering, it will use two websites, each as an online portal and information management tool in connection with the Offering. The Websites are each owned and operated by Alternative Securities Markets Group.

- http://www.AlternativeSecuritiesMarket.com
- http://www.FixedIncomeMortgage.com

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC** and mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was formed as a California Limited Liability Company in August of 2014. Since its formation, the Company has issued ONE THOUSAND (1,000) Equity Membership Units as illustrated below:

Name & Address	Amount Owned
Alternative Securities Markets Group Corporation 9107 Wilshire Blvd, Suite 450 Beverly Hills, California 90210	Equity Membership Units: 1,000 Units (100%)

Item 6. Other Present or Proposed Offerings.

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Notes directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

California:

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

Phone: (213) 407-4386

Email: Legal@ASMMarketsGroup.com

http://www.AlternativeSecuritiesMarket.com

http://www.FixedIncomeMortgage.com

Best Efforts Offering of 50,000 Secured Debt Notes

Notes having a market value of up to

$5,000,000

Offering Price per Note: $100

See: Details of the Offering

Maximum Offering: 50,000 Secured Debt Note Units

DATED: August 1ST, 2014

Investing in the Company's Secured Debt Notes involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 9**.

We are offering a maximum of 50,000 Secured Debt Notes (the "Notes"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

This Offering Circular relates to the offering (the "Offering") of up to 50,000 Secure Debt Note Units (the "Notes") of Alternative Securities Markets Group Fixed Income Mortgage Fund, LLC. The Notes offered through this Offering have no voting rights and are not convertible to equity membership units of the Company. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 Secure Debt Note Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Managing Member (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Managing Member will use all commercially reasonable efforts in an attempt to sell all Secure Debt Notes of this Offering. The Company's Managing Member will not receive any commission or any other remuneration for the sales of the Secure Debt Notes offered through this Offering. In offering the Secure Debt Notes, the Company's Managing Member will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Secure Debt Notes will be offered for sale at a fixed price of $100.00 USD per Secure Debt Note. If all Secure Debt Notes are purchased, the gross proceeds to the Company will be $5,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $200,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $200,000 will be held in an investment escrow account, and only after $200,000 in securities has been sold to investors (TWO THOUSAND Secure Debt Notes) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $200,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

The Company's Secure Debt Notes are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the Company's Secure Debt Notes, and the Company's Secure Debt Notes may only be sold, traded or transferred through the Alternative Securities Markets Group's "Alternative Securities Market's Secondary Market", which is a private stock exchange for the initial sale and resale of Regulation A, Regulation S and Regulation D unrestricted securities. Shares sold, traded or transferred on the Alternative Securities Market are done so without consent of the Company's Management. Any Company Securities sold, transferred, assigned, pledged or disposed of, in whole or in part, not through the Alternative Securities Markets Group, may not do so without prior written consent of the Company's Management. The Company has no future plans to submit an SEC Form S-1 or SEC Form 10 Filing for listing on any Over-the-Counter Securities Market or Regulated Market.

THERE IS AT THIS TIME, NO PUBLIC MARKET FOR THE SECURE DEBT NOTES.

THESE SECURE DEBT NOTES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURE DEBT NOTES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURE DEBT NOTES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURE DEBT NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURE DEBT NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ITEM 2: DISTRIBUTION SPREAD

	Number of Notes Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Note	------	**$100.00**	**$0.00**	**$100.00**
Total Minimum	**001**	**$100.00**	**$0.00**	**$100.00**
Total Maximum	**50,000**	**$5,000,000.00**	**$0.00**	**$5,000,000**

1) We are offering a maximum of 50,000 Secured Debt Notes at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN THE SECURE DEBT NOTES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURE DEBT NOTES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURE DEBT NOTES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURE DEBT NOTES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE SECURE DEBT NOTES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

RISKS ASSOCIATED WITH INVESTMENT IN THE

ALTERNATIVE SECURITIES MARKETS GROUP FIXED INCOME MORTGAGE FUND I, LLC

Investing in the Company's Secure Debt Notes is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this private securities offering.

Development Stage Business

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC commenced operations in August of 2014. The Company was formed as a California Limited Liability Company. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Although the Company believes that the proceeds from this Offering will be sufficient to help sustain operations during this development and growth period, there is no guarantee that the Company will raise all the funds needed to adequately fund Company Operations. The Company has determined that $200,000, in addition to cash flow from operations, will be needed to fund planned operations for the first twelve months.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's Managing Member, Mr. Steven Joseph Muehler. Mr. Steven J. Muehler. Along with being the Managing Member of the Company, Mr. Muehler is also the Founder, Chief Executive Officer and Chairman of the Board of Directors for Alternative Securities Markets Group. Mr. Muehler will be dedicating less than his full time to the Company, and will only be able to dedicate 15-20 hours per week to the Management of the Company.

Risks of Borrowing

The Company does not intend to incur any additional debt beyond the debt commitments provided in this offering. Should the Company incur additional debt in the future, additional possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements could also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the Company's Managing Member with respect to application and allocation of the net proceeds of this Offering. Investors for the Secure Debt Notes offered hereby will be entrusting their funds to the Company's Managing Member, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Secure Debt Notes that need to be sold in this offering for the Company to access the investment funds is $200,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Secure Debt Notes at any time, regardless of the number of Secure Debt Notes that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Secure Debt Notes is not fully subscribed.

Control by Management

As of August 1st, 2014 the Company's Managing Member, Mr. Steven J. Muehler, owned approximately 100% of the Company's outstanding Equity Membership Units. Upon completion of this Offering, the Company's Managing Member, Mr. Steven J. Muehler, will own approximately 100% of the issued and outstanding Equity Membership Units. Investors of the Company's Secure Debt Notes will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Secure Debt Notes are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Company will ever convert to a Stock Corporation and No assurances can be given that the Company's Stock Units would ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Member deems it necessary. As a result, the Company's Secure Debt Note Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Secure Debt Notes to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Secure Debt Notes to trading on an "Over-the-Counter" or "Open Market", though the Company may choose to convert to a Stock Corporation within the next Five Years and submit an S-1 or Form 10 Filing. There can be no assurance that a liquid market for the Secure Debt Notes will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Secure Debt Notes easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Secure Debt Notes and investors wishing to sell the Secure Debt Notes might therefore suffer losses.**

Unavailability of Rule 144 for Resales

The Company may be regarded under Rule 12b-2 of the Securities Exchange Act of 1934 as a shell company. Shareholders who hold Secure Debt Notes which are not subject to a registration statement under the Securities Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by either reporting or non-reporting shell companies (other than a business combination related shell company) or an issuer that has been, at any time previously, a reporting or non-reporting shell company, unless the issuer meets specified conditions. A Secured Debt Note holder may resell securities pursuant to Rule 144's Safe Harbor if the following conditions are met:

1) The Issuer of Securities that was formerly a reporting or non-reporting company has ceased to be a shell;
2) The Issuer of the Securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
3) The Issuer of the Securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
4) At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

The Company May Exercise its Right of Repurchase with Regard to the Secure Debt Note Units

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Secure Debt Note Units at any time. While the Company will be entitled to exercise this right of repurchase, it has not made any determination to exercise this right of repurchase as of the date hereof, and does not intend to exercise the right of repurchase for so long as the Company remains a going concern.

The Company May Exercise its Right of Repurchase as a Result of an Investor's Personal Conduct or Litigation

The Operating Agreement allows for the Company to exercise a right to repurchase all of the Secured Debt Notes held by an Investor in the event that such Investor fails to conform its personal conduct to common and accepted standards of good citizenship, conducts itself in a way that reflects poorly upon the Company, or brings any suit, legal action or proceeding against the Company.

Long Term Nature of Investment

An investment in the Company's Secure Debt Notes may be long term and illiquid. As discussed above, the offer and sale of the Secure Debt Note Units will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Units for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Units must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws

The Company's Notes are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of Secure Debt Notes were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Secure Debt Notes. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Secure Debt Notes offered has been arbitrarily established by the current Managing Member of the Company. Considering such matters as the state of the Company's business development and the general condition of the industry in which it operates, the Offering price bears little relationship to the assets, net worth, or any other objective criteria.

RISKS ASSOCIATED WITH INVESTMENT RELATIONSHIP WITH THE ALTERNATIVE SECURITIES MARKETS GROUP – "*ALTERNATIVE SECURITIES MARKET*"

The Alternative Securities Market's Business Model Depends upon the Development and Maintenance of Strong Referral Relationships with Investment Banking Firms, Professional Services Firms and Private Equity and Venture Capital Funds.

If the Alternative Securities Market fails to maintain its relationship with key firms, or if the Alternative Securities Market fails to establish strong referral relationships with other firms or other sources of investment opportunities, the Alternative Securities Market series of Funds will not be able to grow their portfolio and achieve their investment objectives, affecting their ability to pay the Company the agreed upon interest or dividend in the time frame agreed, if at all. In addition, persons with whom the Alternative Securities Market has informal relationships are not obligated to inform the Alternative Securities Market of investment opportunities and therefore such relationships may not lead to the origination of portfolio investments, either by the Alternative Securities Market or one of the series of funds established or managed by the Alternative Securities Markets Group.

The Alternative Securities Market May Not Realize Any Income or Gains from its Equity Investments, and May Not be able to Pay the Company its Agreed Return or Dividend On-time, if At All

The Alternative Securities Markets Group intends to invest a substantial portion of its portfolio in equity securities, including common stock, convertible preferred securities and debt securities convertible into equity securities of its portfolio companies. The Alternative Securities Markets Group may receive warrants as part of any debt or equity investments. These equity interests the Alternative Securities Market acquires may not appreciate in value and, in fact, may decline in value if the portfolio company fails to perform financially or achieve its growth objectives. The Alternative Securities Market will generally have little, if any, control over the timing of any gains it may realize from its equity investments since the securities of the Company's portfolio companies may have restrictions on their transfer or may not have an active trading market.

Equity Investments also have experienced significantly more volatility in their returns and may underperform relative to fixed-income securities during certain periods. An adverse event, such as an unfavorable earnings report, may depress the value. Also, prices of equity investments are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stock investments to which the Company has exposure. Equity prices fluctuate for several reasons including changes in the investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Since the Alternative Securities Market intends to invest principally in equity securities, including common stock, convertible preferred securities and debt securities convertible into equity securities, of primarily micro-cap companies, the Alternative Securities Market's primary emphasis will be to generate capital gains through its equity investments in portfolio companies. Accordingly, ***although the Alternative Securities Market expects to receive current income in the form of interest payments on its convertible debt investments and dividend payments on its convertible preferred equity investments, a substantial portion of the Alternative Securities Market's income will likely be from the capital gains generated from the sale of its equity investments, the timing of which the Alternative Securities Market's Managers cannot predict.*** The Alternative Securities Market does not expect to generate capital gains from the sale of its portfolio investments on a level or uniform basis from quarter to quarter.

While the Alternative Securities Market's investments will typically be made in private companies, the Alternative Securities Market expects that these companies will become public reporting companies with their common stock being typically initially quoted on the OTC Market ("Over-the-Counter" Market). The Alternative Securities Market does not expect the preferred equity of its portfolio companies to be listed or quoted on an exchange or quotation system. The Alternative Securities Market also does not expect the common stock in its publicly traded portfolio companies to initially have a large number of freely tradable shares available for sale or an active secondary trading market and, as such, the common stock will not be illiquid until an active market develops. The Alternative Securities Market believes that typically this liquidity will develop in conjunction with a NASDAQ Capital Market listing which may not occur until twelve to eighteen months after follow-on investments are made, if at all. The Alternative Securities Market's convertible preferred stock instruments will generally provide for conversion upon the portfolio companies' achievement of certain milestone events, including a NASDAQ Capital Market listing for their common stock. However, there can be no assurance that the Alternative Securities Market's portfolio companies will obtain either an OTC Market or NASDAQ Capital Market listing or, even if a listing is obtained, that an active trading market will ever develop in the common stock of the Company's publicly traded portfolio companies.

Accordingly, The Alternative Securities Market may not be able to realize gains from its equity interests, and any gains that the Company does realize on the disposition of any equity interests may not be sufficient to offset any other losses the Alternative Securities Market experiences. Furthermore, due to the expected growth of the Alternative Securities Market's portfolio companies, the Alternative Securities Market does not generally expect to receive dividend income from its common stock investments. In the case of cumulative preferred stock, there is no assurance that any dividends will ever be paid by a portfolio company.

The Alternative Securities Market expects to Concentrate its holdings in Micro-Cap Companies, which are Subject to Many Risks, including Periodic Downturns

The Company expects to concentrate its holdings in what the Company believes are "public ready" micro-cap companies. Under negative economic conditions, this could cause the Alternative Securities Market's investment performance to be worse than business development companies with no such concentration. The Alternative Securities Market may avoid acquiring certain securities in certain micro-cap companies when it is otherwise advantageous to purchase those securities or may sell certain securities of micro-cap companies when it is otherwise advantageous to hold those securities. In general, the Alternative Securities Market's focus on micro-cap companies may affect its exposure to certain market segments, which may affect the Alternative Securities Market's financial performance — positively or negatively — and further affecting the Alternative Securities Market's ability to make dividend or promised returns to the Company, on-time, or if at all - depending on whether these segments are in or out of favor.

The revenues, income (or losses) and valuations of micro-cap companies, can and often do fluctuate suddenly and dramatically. There is no assurance that decreases in market capitalizations will not occur, or that any decreases in valuations will be insubstantial or temporary in nature. Also, the Alternative Securities Market's portfolio companies may face considerably more risk of loss and may not have the same returns as companies in other industry sectors due to their growth nature.

Even if the Alternative Securities Market's portfolio companies are successful in becoming publicly-traded companies, there is no assurance that they will be able to achieve their projected revenue and earnings targets or effectively maintain their status as public reporting companies. In such case, there may be little or no demand for the securities of the Alternative Securities Market's portfolio companies in the public markets, the Alternative Securities Market may have difficulty disposing of its investments, and the value of the Alternative Securities Market's investments may decline substantially, each of which could affect the Alternative Securities Market's ability to pay agreed upon returns or dividends to the Company on-time, if at all.

The Value of the Alternative Securities Market's Portfolio Securities May Not have a Readily Available Market Price and, in such case, the Alternative Securities Market will Value these Securities at Fair Value as

Determined in Good Faith by the Company's Board of Directors, which Valuation is Inherently Subjective and May Not Reflect what the Alternative Securities Market may Actually Realize for the Sale of the Investment

The value of the Alternative Securities Market's portfolio securities may not have readily available market prices. In such case, the Alternative Securities Market will value these securities at fair value as determined in good faith by the Alternative Securities Markets Group's Board of Directors based upon the recommendation of the Alternative Securities Market Group's Valuation Committee. In connection with that determination, investment professionals from the Alternative Securities Markets Group will prepare portfolio company valuations using the most recent portfolio company financial statements and forecasts. The Alternative Securities Markets Group's Board of Directors will also utilize the services of a third-party valuation firm, which will prepare valuations for each of the Alternative Securities Market's portfolio investments for which no market quotations are readily available.

Even if the Equity Securities of the Alternative Securities Market's Public Portfolio Companies may be Sold in the Public Markets, the Alternative Securities Market expects these Securities will Initially be Thinly Traded and, as a Result, the Lack of Liquidity in the Alternative Securities Market's Holdings may Adversely Affect the Alternative Securities Market's Business, and will Delay Distributions of Gains, if any

While the Alternative Securities Market's holdings will typically be in private companies, the Alternative Securities Market expects that, as part of the Alternative Securities Market's investment process, these companies will become public reporting companies with their common stock typically being initially quoted on the OTC Market (OTCQB or OTCQX). The Alternative Securities Market does not expect the preferred equity of its portfolio companies to be listed or quoted on an exchange or quotation system. The Alternative Securities Market does not expect the common stock in its public portfolio companies to initially have an active secondary trading market and, as such, these securities will be illiquid until an active market develops. The Alternative Securities Market believes that typically this liquidity will develop in conjunction with a NASDAQ Capital Market listing, which the Alternative Securities Market does not expect to occur until eighteen to twenty-four months after the initial investment and listing on the Alternative Securities Market (www.AlternativeSecuritiesMarket.com) is completed, if at all. The Alternative Securities Market's convertible preferred stock instruments will generally provide for conversion upon the portfolio companies' achievement of certain milestone events, including a NASDAQ Capital Market listing for their common stock. However, there can be no assurance that the Alternative Securities Market's portfolio companies will obtain either an OTC Market or NASDAQ Capital Market listing or, even if a listing is obtained, that an active trading market will ever develop in the securities of the Alternative Securities Market's publicly traded portfolio companies.

The Alternative Securities Market expects substantially all of the common stock the Alternative Securities Market acquires in a portfolio company will be "restricted securities" within the meaning of Rule 144 under the Securities Act ("Rule 144"). As restricted securities, these shares may be resold only pursuant to an effective registration statement under the Securities Act or pursuant to the requirements of Rule 144 or other applicable exemption from registration under the Securities Act, and in accordance with any applicable state securities laws. Typically, the Alternative Securities Markets Group will seek to obtain registration rights in connection with its acquisition of equity securities in a portfolio company. As such, the portfolio company will generally be required to file a resale registration statement under the Securities Act to register for resale the shares of common stock the Alternative Securities Markets Group has acquired. Notwithstanding such registration rights, the Alternative Securities Markets Group will be largely unable to control the timing of completion of any such registration process given external factors beyond the Alternative Securities Market's control. Even if a resale registration statement is declared effective, there can be no assurances that the occurrence of subsequent events may not preclude a portfolio company's ability to maintain the effectiveness of such registration statement. Any of the foregoing items could have adverse effects on the liquidity of the Alternative Securities Market's shares of common stock.

In addition, the SEC has recently disclosed that it has developed internal guidelines concerning the use of a resale registration statement to register the securities issued to certain investors in PIPE transactions, where the issuer has a market capitalization of less than $75 million and, in general, does not qualify to file a registration statement on Form S-3 to register its securities. The SEC has indicated its position that these smaller issuers may not be able to rely on Rule 415 under the Securities Act ("Rule 415"), which generally permits the offer and sale of securities by selling shareholders on a continued or delayed basis over a period of time, but instead would require that the issuer offer and sell such securities in a direct or "primary" public offering, at a fixed price, if the facts and circumstances are such that the SEC believes the investors seeking to have their shares registered are underwriters and/or affiliates of the issuer. The Alternative Securities Market believes that the SEC in most cases would permit a registration for resale of up to one third of the total number of shares of common stock then currently owned by persons who are not affiliates of such issuer and, in some cases, a larger percentage depending on the facts and circumstances.

SEC staff members also have indicated that an issuer in most cases will have to wait until the later of six months after effectiveness of the first registration or such time as substantially all securities registered in the first registration are sold before filing a subsequent registration on behalf of the same investors. Since the Alternative Securities Market's portfolio companies will have little or no tradable shares of common stock, it is unclear as to how many, if any, shares of common stock the SEC will permit the Alternative Securities Market's portfolio companies to register for resale. The SEC may require as a condition to the declaration of effectiveness of a resale registration statement that the Alternative Securities Markets Group reduce or "cut back" the number of shares of common stock to be registered in such registration statement. The result of the foregoing is that the liquidity in the common stock of the Alternative Securities Market's portfolio companies may be adversely affected in the event the SEC requires a cut back of the securities as a condition to allow the Alternative Securities Market's portfolio company to rely on Rule 415 with respect to a resale registration statement, or, if the SEC requires the Alternative Securities Market's portfolio company to file a primary registration statement.

In the event the Alternative Securities Market's portfolio companies are unable to register their common stock for resale under the Securities Act, the Alternative Securities Markets Group may be able to resell its common stock investments pursuant to an exemption from the registration requirements under the Securities Act if the Alternative Securities Markets Group meets the conditions of Rule 144. Rule 144 currently provides that a non-affiliated person (and who has not been an affiliate during the prior three months) may sell all of his/her/its restricted securities in a reporting company beginning six months after purchase, provided the issuer remains current in its reporting obligations during the next six months. However, an affiliated person may sell his/her/its restricted securities beginning six months after purchase, provided the following conditions are met: (i) the issuer is current in its reporting obligations, (ii) all sales are in brokerage transactions, (iii) a Form 144 is filed, and (iv) during every three months the number of shares sold that does not exceed 1.0% of a company's outstanding common stock.

In some cases, the Alternative Securities Markets Group may be deemed an affiliate of its portfolio companies based on the Alternative Securities Market Group's level of stock ownership or the Alternative Securities Markets Group's ability to influence control over its portfolio company. As such, in the absence of an effective registration statement for the Alternative Securities Markets Group's shares, the Alternative Securities Markets Group may be limited in the number of shares it may be able to sell in any three months period under Rule 144. This illiquidity may make it difficult for the Alternative Securities Markets Group to sell such investments if the need arises. Also, if the Alternative Securities Markets Group is required to liquidate all or a portion of its portfolio quickly, the Alternative Securities Markets Group may realize significantly less than the value at which it has previously recorded its investments and/or holdings, which may cause the Alternative Securities Markets Group to be unable to make interest or dividend payments to the Company in the agreed to timeline, if even at all.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received by the Alternative Securities Markets Group in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to a registration statement, may have a depressive effect upon the price of the common stock of the Alternative Securities Market's portfolio companies in any market that may develop.

Because the Alternative Securities Market likely will Not Hold Controlling Equity Interests in its Portfolio Companies, the Alternative Securities Market may not be in a Position to Exercise Control Over Such Portfolio Companies or to Prevent Decisions by Management of such Portfolio Companies that Could Decrease the Value of the Alternative Securities Markets Group's Holdings in the Portfolio Company

The Alternative Securities Markets Group's equity holdings will typically be non-controlling, meaning the Alternative Securities Markets Group will not be in a position to control the management, operation and strategic decision-making of the companies the Alternative Securities Markets Group has holdings in. As a result, the Alternative Securities Markets Group will be subject to the risk that a portfolio company it does not control, or in which the Alternative Securities Markets Group does not have a majority ownership position, may make business decisions with which the Alternative Securities Markets Group disagrees, and the stockholders and management of such a portfolio company may take risks or otherwise act in ways that are adverse to the Alternative Securities Markets Group's interests. Due to the lack of liquidity for the debt and equity holdings that the Alternative Securities Markets Group will typically hold in its portfolio companies, the Alternative Securities Markets Group may not be able to dispose of its holdings in the event that the Alternative Securities Markets Group disagrees with the actions of a portfolio company, and may therefore suffer a decrease in the value of the Alternative Securities Markets Group's holdings.

RISKS ASSOCIATED WITH INVESTMENT RELATIONSHIP WITH THE ALTERNATIVE SECURITIES MARKETS GROUP'S REAL ESTATE LENDING OPERATIONS

The Alternative Securities Markets Group's Real Estate Lending Loan Origination Activities, Revenues and Profits are Limited by Available Funds. If the Alternative Securities Markets Group does not Increase Lending Capital, the Alternative Securities Markets Group's Real Estate Lending Division may not be able to Begin or Continue Operations

The Alternative Securities Markets Group's Real Estate Lending Division operates as a "real estate finance company", and its revenue and net income is limited to interest paid or accrued on its loan portfolio. The Alternative Securities Markets Group's Real Estate Lending Division's ability to originate real estate loans is limited by the funds at its disposal. At the time of this registration statement, the Alternative Securities Markets Group's Real Estate Lending Division had virtually no cash or cash equivalents available for loan originations and general operations. The Alternative Securities Markets Group intends to deploy 40 to 60 percent of the net proceeds of this offering to originate real estate loans. Nevertheless, if demand for the Alternative Securities Markets Group's Real Estate Lending Division's Mortgages increases, there is no assurance that the Company or the Alternative Securities Markets Group's Real Estate Lending Division will be able to capitalize on the demand give the limited funds available to the Alternative Securities Markets Group's Real Estate Lending Division to originate loans.

The Alternative Securities Markets Group's Real Estate Lending Division Operates in a Highly Competitive Market and Competition May Limit its Ability to Originate Loans with Favorable Interest Rates

The Alternative Securities Markets Group's Real Estate Lending Division operates in a highly competitive market and it believes these conditions will persist for the foreseeable future as the financial services industry continues to consolidate, producing larger, better capitalized and more geographically diverse companies with broad product and services offerings. This, the Alternative Securities Markets Group's Real Estate Lending Division's profitability depends, in large part, on its ability to compete effectively. The Alternative Securities Markets Group's Real Estate Lending Division's competition includes mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage banks, insurance companies, mutual funds, pension funds, private equity funds, hedge funds, institutional investors, investment banking firms, non-bank financial institutions, governmental bodies and other entities as well as family offices and high net worth individuals. The Alternative Securities Markets Group's Real Estate Lending Division may also compete with companies that partner with and/or receive financing from the United States Government. Many of the Alternative Securities Markets Group's Real Estate Lending Division's competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. In addition, larger and more established competitors may enjoy significant competitive advantages, including enhanced operating efficiencies, more extensive referral networks, greater and more favorable access to investment capital and more desirable lending opportunities. Several of these companies, including mortgage REITs, have recently raised or are expected to raise, significant amounts of capital, which enables them to make larger loans or a greater number of loans. Some competitors may have a lower cost of funds and access to funding sources that may not be available to the Alternative Securities Markets Group's Real Estate Lending Division, such as funding from the United States Government for which the Alternative Securities Markets Group is not eligible. In addition, so of the Alternative Securities Markets Group's Real Estate Lending Division's competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of possible loan transactions or to offer more favorable financing terms than the Alternative Securities Markets Group's Real Estate Lending Division would.

The Alternative Securities Markets Group has broad authority to make lending decisions. If the Alternative Securities Markets Group's Real Estate Lending Division fails to generate attractive risk-adjusted loans on a consistent basis, its revenue and income could be materially and adversely affected, affecting the Alternative Securities Markets Group's ability to make Interest and Dividend Payment to the Company on-time, if at all

The Management of the Alternative Securities Markets Group has full authority to make all decisions to originate loans. The only limitation imposed by the Management of the Alternative Securities Markets Group is that no single loan may exceed: (1) 80% of the "as-is" acquisition value of a particular piece of real estate, or (2) 75% of the "as developed" or "as completed" value of a particular piece of real estate that requires renovation, construction or development. With these broad guidelines, the Chief Executive Officer of the Alternative Securities Markets Group has the absolute authority to make all lending decisions for the Alternative Securities Markets Group's Real Estate Lending Division. This, the Chief Executive Officer of the Alternative Securities Markets Group could authorize transactions that may be costly and/or risky, which could result in returns that are substantially below expectations or that result in losses, which would materially and adversely affect the Alternative Securities Markets Group's operations, results, and potentially its ability to make agreed upon interest or dividend payments to the Company, on-time, if at all. Further, the Chief Executive Officer's decisions may not fully reflect the best interests of Noteholders of the Company. Noteholders will have no authority to review underwriting guidelines or review proposed loans.

Difficult Conditions in the Markets for Mortgage and Mortgage-related Assets as well as the Broader Financial Markets have Resulted in a Significant Contraction in Liquidity for Mortgages and Mortgage-related Assets, which may Adversely Affect the value of the Assets that the Alternative Securities Markets Group's Real Estate Lending Division intends to Originate

The Alternative Securities Markets Group's Real Estate Lending Division's results of operations will be materially affected by conditions in the markets for mortgages and mortgage-related assets as well as the broader financial markets and the economy generally. In recent years, significant adverse changes in financial market conditions have resulted in a decline in real estate values, jeopardizing the performance and viability of many real estate loans. As a result, many traditional mortgage lenders have suffered severe losses and several have even failed. This situation has negatively affected both the terms and availability of financing for small non-bank real estate finance companies. This could have an adverse impact on The Alternative Securities Markets Group's financial condition, business and operations, which could affect its ability to make agreed upon interest and/or dividend payments to the Company on-time, if at all.

Short-term Mortgage Loans May Involve a Greater Risk of Loss than Traditional Mortgage Loans

Borrowers usually use the proceeds of a long-term mortgage loan or sale to repay a short-term loan. The Alternative Securities Markets Group's Real Estate Lending Division may therefore depend on a borrower's ability to obtain permanent financing or sell the property to repay its loan, which could depend on market conditions and other factors. Short-term loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of a default, the Alternative Securities Markets Group may bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the interim loan. To the extent the Alternative Securities Markets Group suffers such losses with respect to its interim loans, the Alternative Securities Markets Group may be unable to pay any agreed upon interest or dividends to the Company on-time, if at all.

As a Lending Institution, the Alternative Securities Markets Group may be subject to "Lender Liability" Claims. The Alternative Securities Markets Group's Financial Condition could be Materially and Adversely Impacted if it were found Liable and Required to Pay Damages

In recent years, a number of judicial decisions have upheld the right of borrowers to sue lenders on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. The Alternative Securities Markets Group cannot assure prospective investors in the Company's Secure Debt Notes that such claims will not arise or that it will not be subject to significant liability if a claim of this type did arise. Such a claim could cause the Alternative Securities Markets Group to be unable to pay agreed upon interest of dividend payments to the Company on-time, if at all.

The Lack of Liquidity in the Alternative Securities Markets Group's Real Estate Lending Division may Adversely Affect its Business

The illiquidity of our loan portfolio may make it difficult for us to sell such assets if the need or desire arises. As a result, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the outstanding loan balance.

A Prolonged Economic Slowdown, a Lengthy or Severe Recession or Declining Real Estate Values could Impair Alternative Securities Markets Group's Real Estate Division's Investments and harm its Operations

A prolonged economic slowdown, a recession or declining real estate values could impair the performance of our assets and harm our financial condition and results of operations, increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Thus, we believe the risks associated with our business will be more severe during periods of economic slowdown or recession because these periods are likely to be accompanied by declining real estate values. Declining real estate values is likely to have one or more of the following adverse consequences:

- Reduce the level of new mortgage and other real estate-related loan originations since borrowers often use appreciation in the value of their existing properties to support the purchase or investment in additional properties;
- Make it more difficult for existing borrowers to remain current on their payment obligations; and

- Significantly increase the likelihood that Alternative Securities Markets Group's Real Estate Lending Division will incur losses on its loans in the event of default because the value of its collateral may be insufficient to cover the cost(s) of the loan.

Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both Alternative Securities Markets Group's Real Estate Lending Division's net income from loans in its portfolio as well as Alternative Securities Markets Group's Real Estate Lending Division's ability to originate new loans, which would materially and adversely affect it results of operations, financial condition, liquidity and business, as well as its ability to make interest payments or dividend payment on-time, if at all.

The Alternative Securities Markets Group is Not Required to Carry Loan Loss Reserves. If the Alternative Securities Markets Group is Required to Write-Off all or a Portion of its Portfolio, its Net Income will be Adversely Impacted. Loan Loss Reserves are Particularly Difficult to Estimate in a Turbulent Economic Environment

Based on our experience and our periodic evaluation of our loan portfolio, we have not deemed it necessary to create any loan loss reserves. Thus, a loss with respect to all or a portion of a loan in our portfolio will have an immediate and adverse impact on our net income. The valuation process of our loan portfolio requires us to make certain estimates and judgments, which are particularly difficult to determine during a period in which the availability of commercial real estate credit is limited and commercial real estate transactions have decreased. These estimates and judgments are based on a number of factors, including projected cash flows from the collateral securing our mortgage loans, if any, loan structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, potential for a refinancing market coming back to commercial real estate in the future and expected market discount rates for varying property types. If our estimates and judgments are not correct, our results of operations and financial condition could be severely impacted.

Alternative Securities Markets Group's Real Estate Lending Division's Due Diligence may not reveal all of a Borrower's Liabilities and may not reveal Other Weaknesses in its Business

Before making a loan to a borrower, we assess the strength and skills of such entity's management and other factors that we believe are material to the performance of the loan. In making the assessment and otherwise conducting customary due diligence, we rely on the resources available to us and, in some cases, services provided by third parties. This process is particularly important and subjective with respect to newly organized entities because there may be little or no information publicly available about the entities. There can be no assurance that our due diligence processes will uncover all relevant facts or that the borrower's circumstances will not change after the loan is funded. In either case, this could adversely impact the performance of the loan and our operating results.

Alternative Securities Markets Group's Real Estate Lending Division's Loans are typically made to enable the Alternative Securities Markets Group or another Borrower to Acquire, Develop or Renovate Residential or Commercial Property, which may involve a Greater Risk of Loss than Loans to Individual Owners of Residential Real Estate

The Alternative Securities Markets Group's Real Estate Lending Division makes loans to corporations, partnerships and limited liability companies who are looking to purchase, renovate or improve residential, commercial or mixed use real estate that they can then sell or operate. More often than not, the property is under-utilized, poorly managed, or located in a recovering neighborhood. These loans have a higher degree of risk than loans to individual property owners with respect to their primary residence because of a variety of factors, including little or no cash flow. If the neighborhood in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the property's management and/or the value of the property, the borrower may not receive a sufficient return on the property to satisfy the loan, and The Alternative Securities Markets Group bears the risks that it may not recover some or all of our principal. In addition, the borrower has less of an emotional attachment to the property, which makes it easier for it to default if the property fails to perform as expected. Finally, there are difficulties associated with collecting debts from entities that may be judgment proof. While the Alternative Securities Markets Group's Real Estate Lending Division tries to mitigate these risks in various ways, including by getting personal guarantees from the principals of the borrower, the Alternative Securities Markets Group cannot assure you that these lending and credit enhancement strategies will be successful.

Volatility of Values of Multi-Family and Commercial Properties may Adversely Affect Alternative Securities Markets Group's Loans and Investments

Multi-family and commercial property values and net operating income derived from such properties are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, events such as natural disasters, including hurricanes and earthquakes, acts of war and/or terrorism and others that may cause unanticipated and uninsured performance declines and/or losses to the Alternative Securities Markets Group or the owners and operators of the real estate securing its investment; national, regional and local economic conditions, such as what we as a nation have experienced in recent years (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, construction cost, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such as energy costs). In the event a property's net operating income decreases, a borrower may have difficulty repaying the Alternative Securities Markets Group's loan, which could result in losses to the Alternative Securities Markets Group and to the Company. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay Alternative Securities Markets Group's loans, which could also cause the Alternative Securities Markets Group and additionally, the Company to suffer losses.

Alternative Securities Markets Group's inability to Promptly Foreclose on Defaulted Loans could Increase its Costs and/or Losses

The performance of first mortgage and second mortgage loans may depend on the performance of the underlying real estate collateral. In particular, commercial mortgage loans are subject to risks of delinquency and foreclosure, and risks of loss that are greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower under a first or second mortgage loan to repay a loan secured by an income-producing property typically depends primarily on the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan is impaired and the borrower defaults, the Alternative Securities Markets Group may lose all or substantially all of its investment. If the property is not income producing, as is the case with most of Alternative Securities Markets Group's loans, the risks are even greater. While the Alternative Securities Markets Group's Real Estate Lending Division has certain rights with respect to the real estate collateral underlying a first or second mortgage loan, and rights against the borrower and guarantor(s), in the event of a default there are a variety of factors that may inhibit its ability to enforce its rights to collect the loan, whether through a non-payment action against the borrower, a foreclosure proceeding against the underlying property or a collection or enforcement proceeding against the guarantor. These factors include, without limitation, state foreclosure timelines and deferrals associated therewith (including with respect to litigation); unauthorized occupants living in the property; federal, state or local legislative action or initiatives designed to provide residential property owners with assistance in avoiding foreclosures and that serve to delay the foreclosure process; government programs that require specific procedures to be followed to explore the refinancing of a residential mortgage loan prior to the commencement of a foreclosure proceeding; and continued declines in real estate values and sustained high levels of unemployment that increase the number of foreclosures and place additional pressure on the already overburdened judicial and administrative systems.

Liability Relating to Environmental Matters may Impact the Value of Properties that the Alternative Securities Markets Group Acquires or the Properties underlying its Investments

Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property underlying one of the Alternative Securities Markets Group's debt instruments becomes liable for removal costs, the ability of the owner to make payments to the Alternative Securities Markets Group may be reduced, which in turn may adversely affect the value of the relevant mortgage asset held by the Alternative Securities Markets Group and its ability to make on-time interest payments or dividend distribution to the Company, if at all. If the Alternative Securities Markets Group acquires any properties by foreclosure or otherwise, the presence of hazardous substances on a property may adversely affect the Alternative Securities Markets Group's ability to sell the property and the Alternative Securities Markets Group may incur substantial remediation costs, thus harming its financial condition. The discovery of material environmental liabilities attached to such properties could have a material adverse effect on the Alternative Securities Markets Group's results of operations and financial condition and its ability to make interest payments and dividend disbursements on-time, or even if at all.

The Revenues and the Value of the Alternative Securities Markets Group's Real Estate Lending Division's Portfolio may be Negatively Affected by Casualty Events Occurring on Properties Securing Alternative Securities Markets Group's Loans

The Alternative Securities Market's Group requires its borrowers to obtain, for its benefit, all risk property insurance covering the property and any improvements to the property collateralizing the Alternative Securities Markets Group's loan in an amount intended to be sufficient to provide for the cost of replacement in the event of casualty. However, the amount of insurance coverage maintained for any property may not be sufficient to pay the full replacement cost following a casualty event. Furthermore, there are certain types of losses, such as those arising from earthquakes, floods, hurricanes and terrorist attacks, that may be uninsurable or that may not be economically feasible to insure. Changes in zoning, building codes and ordinances, environmental considerations and other factors may make it impossible for our borrowers to use insurance proceeds to replace damaged or destroyed improvements at a property. If any of these or similar events occur, the amount of coverage may not be sufficient to replace a damaged or destroyed property and/or to repay in full the amount due on loans collateralized by such property. As a result, our returns and the value of the Alternative Securities Markets Group's investment may be reduced, which may affect its ability to make on-time interest distributions or dividend distributions, if even at all.

ITEM 4. PLAN OF DISTRIBUTION

This Offering Circular relates to the offering (the "Offering") of up to 50,000 Secure Debt Note Units (the "Notes") of Alternative Securities Markets Group Fixed Income Mortgage Fund, LLC. The Notes offered through this Offering have no voting rights and are not convertible to equity membership units of the Company. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 Secure Debt Note Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Managing Member (the "Offering Period").

The Offering is on a "Best Efforts" basis and is being offered directly by the Company's Managing Member, Mr. Steven J. Muehler. There are no plans to stabilize the market for the Secure Debt Notes to be offered. Investors can purchase Secure Debt Notes directly from the Company by completing a Subscription Agreement and mailing the form with the proper amount directly to the Company. Secure Debt Notes can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Secure Debt Notes.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use two websites as an online portal and information management tool in connection with the Offering. The Websites are owned and operated by Alternative Securities Markets Group Corporation, the parent Corporation of the Company, can be viewed at:

- **http://www.AlternativeSecuritiesMarket.com.**
- **http://www.FixedIncomeMortgage.com**

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Blue Coast Fixed Income Mortgage Fund I, LLC**. And wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Secure Debt Notes.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Units in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Secure Debt Notes

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Notes	$5,000,000	100%	$0.00	0%

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	$0.00	0%	$0.00	0%

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.
(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

Use of Investment Funds Schedule:

USE OF INVESTMENT FUNDS	DOLLAR TOTAL	PERCENTAGE TOTAL
One Year Managing Member Salary	$25,000	0.5%
Alternative Securities Market Listed Company Debts	1,500,000	30%
Alternative Securities Market Residential Mortgage Clearinghouse Listed Offering Debts	$750,000	15.0%
Alternative Securities Market Commercial Mortgage Clearinghouse Listed Offering Debts	$750,000	15.0%
Alternative Securities Market Real Estate Lending Division Operations Capital	$1,975,000	39.5%

Should the full investment offering not be full subscribed, the total funds raised will be distributed per the "percentage total" detailed in the above illustration.

ITEM 6. DESCRIPTION OF BUSINESS

A. ALTERNATIVE SECURITIES MARKETS GROUP – PRIVATE STOCK EXCHANGE BUSINESS

The Alternative Securities Markets Group Corporation (herein also referred to as "Alternative Securities Markets Group") launched the "Alternative Securities Market" (www.AlternativeSecuritiesMarket.com) in April of 2014. The Alternative Securities Market is the First Primary and Secondary Market for Regulation A, Regulation S and Regulation D Securities. The Alternative Securities Market operates as a private, transparent equity and debt marketplace, offering market participants a comprehensive range of services to meet their needs, including facilitating "Initial Public Offerings" for Regulation A, Regulation S and Regulation D securities; as well as providing a trading facility for Regulation A, Regulation S and Regulation D Securities. The Alternative Securities Market also supplies both market and listed company data. The total product offering on the Alternative Securities Market includes: Common Stock, Preferred Stock, Convertible Preferred Stock, Debt Notes and Convertible Debt Notes.

The Alternative Securities Markets Group is building the most informative and most efficient 'Global Alternative Securities Market' – so that investors can effectively analyze, value and invest in Alternative Securities.

The Alternative Securities Market is divided into Four Market Tiers; the ASM Venture Market, the ASM Main Market, the ASM Global Private Market, and the Pooled Funds Market.

1. ASM Venture Market:
    - U.S. & Canadian Companies Only
    - Securities are issued pursuant to Regulation A & Regulation S (free trading shares)
    - Open to investment by all U.S. and International Investors (accredited and non-accredited)
    - Minimum IPO: $100,000 USD
    - Maximum IPO: $1,000,000
    - Equity, Debt & Convertible Securities
    - Un-audited Financial Statement required at time of submission to the SEC
    - SEC Review and Qualification Requited prior to sale of any securities.
    - NASAA Coordinated Review and Approval to follow SEC qualification
2. ASM Main Market:
    - U.S. & Canadian Companies Only
    - Securities are issued pursuant to Regulation A and Regulation S (free trading shares)
    - Open to all U.S. and International Investors (accredited and non-accredited)
    - Minimum IPO: $1,000,001 USD
    - Maximum IPO: $5,000,000 USD
    - Proposed New IPO Maximum: $50,000,000 USD (upon enactment of Regulation A Plus, Tier II)
    - Equity, Debt and Convertible Securities
    - Un-audited Financial Statement Required prior to submission to the SEC
    - SEC Review and Qualification Requited prior to sale of any securities.
    - NASAA Coordinated Review and Approval to follow SEC qualification
3. ASM Global Private Market:
    - U.S. Canadian and International Companies
    - Securities are issued pursuant to Regulation D (Rule 506) and Regulation S (*restricted securities that cannot be sold, traded or transferred for six months to one year*).
    - Open to U.S. Accredited Investors and Qualified International Investors
    - Minimum IPO: $1,000,000 USD
    - Maximum IPO: No Maximum
    - Un-audited Financial Statement required at time of IPO
    - No SEC Review or Qualification Required prior to the sale of any securities
4. ASM Pooled Funds Market
    - Private Pooled Investment Funds (*Real Estate Funds, Private Equity Funds, Hedge Funds, etc*)
    - Securities are issued pursuant to Regulation A, Regulation D and Regulation S (*restricted and un-restricted securities*)
    - Minimum IPO: $1,000,000 USD
    - Maximum IPO: No Maximum
    - Debt, Equity & Convertible Securities

The Alternative Securities Market has SIXTEEN Market Segments:

1. Alternative Securities Markets Group Aviation and Aerospace Market
2. Alternative Securities Markets Group Biofuels Market
3. Alternative Securities Markets Group California Water Rights Market
4. Alternative Securities Markets Group Energy Market
5. Alternative Securities Markets Group Entertainment and Media Market
6. Alternative Securities Markets Group Fashion and Textiles Market
7. Alternative Securities Markets Group Financial Services Market
8. Alternative Securities Markets Group Food and Beverage Market
9. Alternative Securities Markets Group Hotel and Hospitality Market
10. Alternative Securities Markets Group Life Settlement Market
11. Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
12. Alternative Securities Markets Group Mining & Mineral Rights Market
13. Alternative Securities Markets Group Oil and Natural Gas Market
14. Alternative Securities Markets Group Restaurant and Nightclub Market
15. Alternative Securities Markets Group Retail and E-Commerce Market
16. Alternative Securities Markets Group New Technologies Market

Each of the SIXTEEN Market Segments mentioned above are all wholly companies of the Alternative Securities Markets Group. Each of the above mentioned Market Segments are California Limited Liability Companies that was each formed to; (1) operate as both an Independent Primary and Secondary Market Segment of the Alternative Securities Market for the "Initial Public Offering of Securities to the investing public and for the establishment of a secondary trading market for the resale of securities for companies listed on the particular Market Segment of Alternative Securities Market, and (2) to act as a Private Equity Capital Partner to early stage and growth stage companies listed in the particular Market Segment of the Alternative Securities Market. The Alternative Securities Markets Group Market Segment Limited Liability Company invests a "convertible debt" into each company listed in the Market Segment. The investments range from $10,000 to $50,000, and a used to cover all costs of the Companies "up front" costs associated with a Direct Initial Public Offering, which include (but are not limited to):

- SEC and Federal Filing related costs (drafting, filing and comment answer)
- Legal Opinion Letter
- NASAA Coordinated Review, Approval and State Registration Fees

The complete investment is fully recouped within ONE YEAR, and the Alternative Securities Markets Group Market Segment Limited Liability Company remains a 3-5% equitable owner of the Company for which it made the investments. As each of the Alternative Securities Markets Group's Market Segment Limited Liability Companies are each wholly owned by the Alternative Securities Markets Group Corporation, all of the securities held by each of the Alternative Securities Markets Group's Market Segment Limited Liability Companies is an asset of the Alternative Securities Markets Group Corporation.

As an integral part of the Alternative Securities Markets Group's initial investment, the Company intends to partner with and help prepare its portfolio companies listed on the Alternative Securities Market to become public and meet the governance and eligibility requirements of a NASDAQ Capital Market listing. Because the Alternative Securities Markets Group believes that the initial public offering ("IPO") market is virtually non-existent for micro-cap companies, the Alternative Securities Markets Group intends that its portfolio of Alternative Securities Market companies will "go public" initially through the filing of a Regulation A registration statement under the Securities Act or the Exchange Act. The Company intends to invest in and list on the Alternative Securities Market micro-cap companies that it believes will be able to file an S-1 or Form 10 registration statement with the U.S. Securities and Exchange Commission ("SEC") within approximately one to five years after the Company's initial investment and listing on the Alternative Securities Market. These registration statements will typically take the form of a resale registration statement filed by an Alternative Securities Market portfolio company under the Securities Act coupled with a concurrent registration of the portfolio company's common stock under the Exchange Act, or alternatively a stand-alone registration statement registering the common stock of an Alternative Securities Market portfolio listed company under the Exchange Act without a concurrent registered offering under the Securities Act.

While the Alternative Securities Markets Group expects the common stock of its Alternative Securities Market Group's portfolio companies to be quoted on the Over-the-Counter Securities Market (the OTCQB or OTCQX) following the completion of the portfolio company's capitalization on the "Alternative Securities Market", the Alternative Securities Markets Group intends to target investments in portfolio companies that it believes will be able to qualify for a NASDAQ Capital Market listing within approximately one to four years after completion listing and Initial Public Offering on the Alternative Securities Market. The Alternative Securities Markets Group can provide no assurance, however, that the micro-cap companies in which it invests and lists for Initial Public Offering on the Alternative Securities Market will be able to successfully complete the SEC registration process, or that they will be successful in obtaining a listing on the OTCQB, OTCQX or the NASDAQ Capital Market within the expected timeframe, if at all.

The Alternative Securities Markets Group intends to maximize its potential for capital appreciation by taking advantage of the premium it believes is generally associated with having a more liquid asset, such as a publicly traded security. Specifically, the Alternative Securities Markets Group believes that a NASDAQ Capital Market listing, if obtained, will generally provide the Alternative Securities Markets Group's portfolio companies with greater visibility, marketability, and liquidity than they would otherwise be able to achieve without such a listing. Since the Alternative Securities Markets Group intends to be a more patient investor, the Alternative Securities Markets Group believes that its Alternative Securities Markets Group Portfolio companies may have an even greater potential for capital appreciation if they are able to demonstrate sustained earnings growth and are correspondingly rewarded by the public markets with a price-to-earnings (P/E) multiple appropriately linked to earnings performance. The Alternative Securities Markets Group can provide no assurance, however, that the micro-cap companies in which the Alternative Securities Markets Group may invest and list on the Alternative Securities Market will be able to achieve such sustained earnings growth necessary, or that the public markets will recognize such growth, if any, with an appropriate market premium.

B. ALTERNATIVE SECURITIES MARKETS GROUP LENDING DIVISION:

The Alternative Securities Markets Group's Real Estate Lending Division is the Real Estate Finance Division that specializes in originating, servicing and managing a portfolio of First and Second Lien Mortgage Loans. The Alternative Securities Markets Group's Real Estate Lending Division offers short-term, secured, non-banking loans (sometimes referred to as "hard money" loans) to real estate investors to fund their acquisition, renovation, rehabilitation or improvement of properties located in select geographical regions of the United States.

The properties securing the Alternative Securities Markets Group's Real Estate Lending Division's Loans are generally classified as residential or commercial real estate and, typically, are either currently, or proposed to be, "income producing". Each loan is secured by a first or second mortgage lien on real estate. In addition, each loan may be personally guaranteed by the principal(s) of the borrower which may be collaterally secured by a pledge of guarantor's interest in the borrower. The face amounts of the loans the Alternative Securities Markets Group's Real Estate Lending Division originates is anticipated to range from $15,000 to a maximum of $1.5 Million USD. The Alternative Securities Markets Group's Real Estate Lending Division has established a policy limiting the maximum amount of any loan to 70% of the "as-completed" value for properties being renovated or developed, or (ii) 80% of the "as-is" value for properties not requiring any form of renovation.

The Alternative Securities Markets Group Real Estate Lending Division's typical loan terms will have a maximum internal term of twelve to twenty-four months and bear interest at a flat rate of 12% to 15% per year. In addition, the Alternative Securities Markets Group's Real Estate Lending Division usually receives origination fees, or "points", ranging from 1% to 3% of the original principal amount of the loan as well as other fees relating to underwriting, funding and managing the loan. Interest is always payable monthly, in arrears.

Market Opportunity:

The Alternative Securities Markets Group's Real Estate Lending Division's objective is to protect and preserve capital in a manner that provides for attractive risk-adjusted returns to its shareholders over the long term, principally through payments of interest and/or dividends. The Alternative Securities Markets Group's Real Estate Lending Division intends to achieve this objective by focusing exclusively on selectively originating, managing and servicing a portfolio of first and second lien mortgage loans designed to generate attractive risk-adjusted returns across a variety of market conditions and economic cycles. The Alternative Securities Markets Group's Real Estate Lending Division believes that its ability to react quickly to the needs of borrowers, its flexibility in terms of structuring loans to meet the needs of borrowers, its intimate knowledge of the real estate market, its expertise in "hard money" lending and its focus on newly originated first and second lien mortgage loans, should enable the Alternative Securities Markets Group's Real Estate Lending Division to achieve this objective. Nevertheless, the Alternative Securities Markets Group's Real Estate Lending Division will remain flexible in order to take advantage of other real estate opportunities that may arise from time-to-time, whether they relate to the mortgage market or to direct or indirect investments in real estate.

Our strategy to achieve our objective includes the following:

- Capitalize on opportunities created by the long-term structural changes in the real estate lending market and the continuing lack of liquidity in the real estate market;
- Take advantage of the prevailing economic environment as well as economic, political and social trends that may impact real estate lending currently and in the future as well as the outlook for real estate in general and particular asset classes; and

- Remain flexible in order to capitalize on changing sets of investment opportunities that may be present in the various points of an economic cycle.

Loan Origination and Underwriting Process:

The Alternative Securities Markets Group's Real Estate Lending Division will focus on originating first and second lien mortgage loans. The Alternative Securities Markets Group's Real Estate Lending Division will be responsible for each stage of the investment process, which includes: (1) sourcing deals from the brokerage community and directly from real estate owners, operators, developers, investors and from the Alternative Securities Markets Group; (2) performing due diligence with respect to underwriting the loans; (3) undertaking risk management with respect to each loan; (4) executing the closing of the loan; and (5) managing the loan post-closing.

After identifying a particular lending opportunity, the Alternative Securities Markets Group's Real Estate Lending Division will perform financial, operation, credit and legal due diligence and evaluate the worthiness of the borrower and its principals who will guaranty the loan to assess the risks of the investment. The Alternative Securities Markets Group's Real Estate Lending Division will analyze the opportunity and conduct follow-up due diligence as part of the underwriting process. As part of this process, the key factors that the Alternative Securities Markets Group's Real Estate Lending Division will consider, include, but are not limited to, transactional documentation, debt-to-income ratios, loan-to-value ratios, the location of the property and the property valuation. In evaluating the merits of any particular proposed loan transaction, the Alternative Securities Markets Group's Real Estate Lending Division will also evaluate the impact of each loan transaction on the existing loan portfolio. In particular, the Alternative Securities Markets Group's Real Estate Lending Division will need to consider whether the new loan would cause the portfolio to be too heavily concentrated with, or cause too much risk exposure to, any one borrower, class of real estate, neighborhood, or other issues. If the Alternative Securities Markets Group's Real Estate Lending Division determines that a proposed investment presents excessive concentration of risk, the Alternative Securities Markets Group's Real Estate Lending Division may decide to forego the opportunity.

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Commercial and Residential Rehab Loans:

- Property Type
    - Residential Single Family Homes
    - 1-4 Unit Multi-Family Homes
    - Condominiums
    - Small Commercial Properties (Maximum of $1.5M)
- Lien Position
    - Primarily First Mortgages
    - Second Mortgage on a "case-by-case" basis
- Standard Terms
    - Six and Twelve Month Terms
    - If the Alternative Securities Markets Group is the borrower, 18 month loan terms may be approved.
- Advance Rate
    - No greater than 75% of the "as-completed value"
        - Can Include:
            - Up to 100% of the Acquisition
            - Up to 100% of the Construction
            - Up to 100% of the Closing Costs and Points
            - Up to 6 Months of Interest
- Renovation Funds
    - Renovation Funds are advanced in one to three draws, and wired directly to the borrowers account
- Closing Costs
    - Standard Closing Costs
    - 1-3% origination points
- Guarantee
    - Personal Guarantee required except if the Alternative Securities Markets Group is the borrower
- Qualifying Documents
    - ASMG Loan Application for Rehab Loan
- Loan Documents
    - Purchase Agreement (if required)
    - Summary of Rehab Work to be Completed
    - After-Repair-Value Appraisal (ordered by the Alternative Securities Markets Group)
    - ASMG Loan Application for Rehab Loan
    - Pictures of the Property (inside and out)
    - Home Inspection (ordered by the Alternative Securities Markets Group)
    - Three Months Complete Bank Statements
    - Two Years Complete Personal Tax Returns
    - Most Recent Paystub
    - Signed 4506-T

	Borrower Loan Series A	Borrower Loan Series B	Borrower Loan Series C	Alternative Securities Markets Group Loans
Maximum Loan to Completed Value ("LTV")	75%	70%	65%	75%
Maximum Loan to Cost ("LTC")	100%	100%	100%	100%
Minimum Credit Score	740	680	640	N/A
Interest Rate	1.00% Per Month	1.25% Per Month	1.5% Per Month	1.00% Per Month
Loan Fee	1.5% Origination Fee	2.5% Origination Fee	3% Origination Fee	0.00% Origination Fee
Term	12 Months	9 Months	6 Months	6-18 Months
Loan Fees	$1,395 Underw. $435 Doc	$1,395 Underw. $435 Doc	$1,395 Underw. $435 Doc	None
Maximum Loan Amounts	$750,000	$500,000	$350,000	$1,000,000

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Residential Spec Home Construction Loans:

- Property Type
  - Residential Single Family Homes
  - 1-4 Unit Multi-Family Homes
- Lien Position
  - First Mortgages Only
- Standard Terms
  - Six, Nine and Twelve Month Terms
  - If the Alternative Securities Markets Group is the borrower, 18 month loan terms may be approved.
- Advance Rate
  - No greater than 75% of the "as-completed value"
    - Can Include:
      - Up to 100% of the Acquisition of the Land (no cash back if already owned)
      - Up to 100% of the Construction
      - Up to 100% of the Closing Costs and Points
      - Up to 6 Months of Interest
- Renovation Funds
  - Standard Construction draw schedule
- Closing Costs
  - Standard Closing Costs
  - 1-3% origination points
- Guarantee
  - Personal Guarantee required except if the Alternative Securities Markets Group is the borrower
- Qualifying Documents
  - ASMG Loan Application for Residential Spec Construction Loan
- Loan Documents
  - Land Purchase Agreement (if required)
  - Plans and Specifications
  - Subject to Completion-Value Appraisal (ordered by the Alternative Securities Markets Group)
  - ASMG Loan Application for Spec Home Loan
  - Pictures of the Property
  - Three Months Complete Bank Statements
  - Two Years Complete Personal Tax Returns
  - Most Recent Paystub
  - Signed 4506-T

	Borrower Loan Series A	Borrower Loan Series B	Borrower Loan Series C	Alternative Securities Markets Group Loans
Maximum Loan to Completed Value ("LTV")	75%	70%	65%	75%
Maximum Loan to Cost ("LTC")	100%	100%	100%	100%
Minimum Credit Score	740	680	640	N/A
Interest Rate	1.00% Per Month	1.25% Per Month	1.5% Per Month	1.00% Per Month
Loan Fee	1.5% Origination Fee	2.5% Origination Fee	3% Origination Fee	0.00% Origination Fee
Term	12 Months	9 Months	6 Months	6-18 Months
Loan Fees	$1,395 Underw. $435 Doc	$1,395 Underw. $435 Doc	$1,395 Underw. $435 Doc	None
Maximum Loan Amounts	$750,000	$500,000	$350,000	$1,000,000

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90% CLTV Investment Property Mortgage & Joint Venture Program:

- Property Type:
  - Residential 1-4 Family Investment Properties
  - Larger Properties considered on a case-by-case basis
- Lien Position:
  - Traditional / Bankable First Mortgage 75% (Not an ASMG Loan)
  - ASMG Second Mortgage 15% (90% CLTV)
- Maximum Loan Amounts:
  - $100,000 ASMG Second Mortgage
- Loan Terms:
  - 5 Year Balloon / 20 Year Amortization / Monthly Principal & Interest Payment
- Seller Paid Closing Costs:
  - No Seller Paid Closing Costs for ASMG Second Mortgage
- Interest Rate & Fees:
  - 12-15% Per Annum
  - 1-3 Points at Closing
- Notes:
  - All Rental Application must be approved by Alternative Securities Markets Group
  - Rental Agreements must be approved by Alternative Securities Markets Group
  - All Rental Payments MUST be deposited into a joint bank account (borrower and Alternative Securities Markets Group). Monthly First Mortgage and Second Mortgage Payments MUST be paid out of the joint bank account monthly. Borrower will be allowed access to all remaining funds minus agreed to contingency reserve. NO EXCEPTIONS TO THE RULE.

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C. ALTERNATIVE SECURITIES MARKETS GROUP'S "RESIDENTIAL MORTGAGE AND COMMERCIAL MORTGAGE CLEARINGHOUSES"

The ***Alternative Securities Markets Group's Residential Mortgage Clearinghouse*** and the ***Alternative Securities Markets Group's Commercial Mortgage Clearinghouse*** are each the First Primary and Secondary Market Residential and Commercial Debt Market that is open for participation by all investors, including: U.S. Citizens, Non-U.S. Citizens, Private Individual Investors, Institutional Investors, Accredit Investors and Non-Accredited Investors.

The *Alternative Securities Markets Group's Residential Mortgage Clearinghouse* operates as a private, transparent, real estate asset-backed / residential mortgage backed debt securities marketplace, offering market participants an ability to invest in residential mortgage backed / mortgage backed debt notes.

The *Alternative Securities Markets Group's Commercial Mortgage Clearinghouse* operates as a private, transparent, real estate asset-backed / commercial mortgage backed debt securities marketplace, offering market participants an ability to invest in commercial mortgage backed / mortgage backed debt notes.

To understand the differences between the Alternative Securities Market's "Mortgage Clearinghouses" and the traditional "Mortgage-Backed Securities Market", it is important to understand how each of them work.

Mortgage-Backed Securities ("MBS"):

First, with the "Mortgage-Backed Securities", let's assume a consumer wants to buy a house, so they contact their bank or mortgage broker, and they go through an application, review and approval process, that concludes with a "closing" where the bank transfers money to a title company or escrow company, and the bank purchase money is then given to the seller (or to the title company to distribute to lien holders on the home being purchased), and the consumer agrees to repay the new mortgage loan according to a set schedule. The Mortgage Lender may then choose to hold the mortgage loan in its portfolio (i.e., simply collect the interest and principal payments over the next several years) or sell the loan.

If the Mortgage Lender sells the mortgage, the Mortgage Lender gets cash to make other loans. In assuming the Mortgage Lender sells the consumer's mortgage to a new Mortgage Servicer, which could be a governmental, quasi-governmental, or private entity. The new Mortgage Servicer then groups the consumer's mortgage loan with "similar mortgages" it has already purchased (referred to as pooling mortgages). The mortgages in the new "pool of mortgages" have common characteristics (i.e., similar interest rates, maturities, etc.).

The Mortgage Servicer then sells securities that represent an interest (generally a fractional interest) in the pool of mortgages, of which the consumer's mortgage is a small part (called "securitizing the mortgage pool"). The Mortgage Servicer sells these "Mortgage-Backed Securities" to investors in the "open market". With the funds from the sale of the Mortgage-Backed Securities, the Mortgage Servicer can purchase more mortgages and create more Mortgage-Backed Securities.

When the consumer makes their monthly mortgage payment to the Mortgage Lender, the Mortgage Lender keeps a "fee" or a "spread" and forwards the rest of the payment to the Mortgage Servicer. The Mortgage Servicer in turn takes a "fee" and passes what's left of the principal and interest payment from each consumer who has a loan in the mortgage pool to the investors who hold the Mortgage-Backed Securities.

There are two kinds of Mortgage-Backed Securities.

- *PASS-THROUGHS* or *PARTICIPATION CERTIFICATES (PCs)*, represent a direct claim on the pool of mortgage loans.
- *COLLATERALIZED MORTGAGE OBLIGATIONS (CMOs)* or *REAL ESTATE MORTGAGE INVESTMENT CONDUITS (REMICs)*, are more complicated. These securities essentially take the interest and principal payments from several Mortgage-Backed Securities and create additional securities with varying maturities and coupons.

For Investors, a Mortgage-Backed Security is much like a "Bond". Most offer semi-annual or monthly income, and this payment frequency enhances the compounding effects of reinvestment. Prepayment risk is a large concern for Mortgage-Backed Securities Investors. When people move, for example, they sell their home, payoff their mortgage loan(s) with proceeds from the sale, and buy a new home with the new first mortgage. When interest rates fall, many homeowners refinance their mortgage loans. Meaning they obtain new, lower-rate mortgages and pay off the higher-rate mortgages with the loan proceeds. Like bonds, changes in interest rates affect Mortgage-Backed Securities prices, but the change is exacerbated by the fact that Mortgage-Backed Securities Investors are more likely to get their principal back early. The Investors might have to reinvest that principal at rates below what their Mortgage-Backed Securities were yielding.

PROBLEMS:

1. Investors in either of the two-types of Mortgage-Backed Securities are treated as "equals", meaning they share profits and losses equally.

2. An Originating Mortgage Lender is responsible for funding the entire first balance of the original mortgage loan. This long running and out-dated mortgage lending formula has lead to a mortgage lending with the same products and services for decades.

3. "To many hands in pot" – To many intermediaries and "service providers" dilute investors return potential with multiple levels of "fees" and "spreads" being paid out on a security that already pays below market returns.

4. To date, only institutional investors and the wealthy have been able to invest in Mortgage-Backed Securities, while more than 95% percent of Americans do not know what Mortgage-Backed Securities are, how they work, or have been able to invest in them.

Solution: The Alternative Securities Markets Group's Residential Mortgage Clearinghouse and Commercial Mortgage Clearinghouse

To understand how the "Alternative Securities Markets Group's Mortgage Clearinghouses" work, we will be using the exact same scenario as above. When a consumer wants to buy a home, the consumer will contact an Alternative Securities Markets Group Mortgage Banker and complete the mortgage loan application. After completion of the residential mortgage or commercial mortgage loan application, and at the completion of the an appraisal, the borrower will be placed in an appropriate risk category and a "blended rate of interest" will be given to the borrower (*see the risk category details on the next page*).

NOTE: All Alternative Securities Markets Group's Residential and Commercial Mortgage Clearinghouse Offerings are NOT subject to Income Verification and are NOT subject to sourcing or seasoning of down payments.

The Alternative Securities Markets Group's Residential Mortgage Clearinghouse proposed rates of interest (loan terms) are subject to a THIRTY POINT CLASSIFICATION SYSTEM. Residential Mortgage Borrowers must have a combined score of a minimum of ***TEN POINTS*** to participate.

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RESIDENTIAL MORTGAGE CLEARINGHOUSE / PURCHASE MONEY TRANSACTIONS:

- *Credit Risk Category:*
    - 800 to 740 Credit = TEN POINTS
    - 680 to 739 Credit = EIGHT POINTS
    - 620 to 679 Credit = FIVE PONTS
    - 580 to 619 Credit = THREE POINTS
    - 579 and Below = ONE POINT
- *Capital Contribution Risk Category:*
    - 50% and Below = TEN POINTS
    - 51% to 59% LTC = NINE POINTS
    - 60% to 64% LTC = EIGHT POINTS
    - 65% to 69% LTC = SEVEN POINTS
    - 70% to 74% LTC = SIX POINTS
    - 75% to 79% LTC = FIVE POINTS
    - 80% to 84% LTC = THREE POINTS
    - 85% to 90% LTC = TWO POINTS
    - 91% to 95% LTC = ONE POINT
- *Collateral Risk Category:*
    - 50% and Less = TEN POINTS
    - 50% to 60% LTV = NINE POINTS
    - 61% to 65% LTV = EIGHT POINTS
    - 66% to 70% LTV = SEVEN POINTS
    - 71% to 75% LTV = SIX POINTS
    - 76% to 79% LTV = FIVE POINTS
    - 76% to 80% LTV = THREE POINTS
    - 81% to 85% LTV = TWO POINTS
    - 86% to 90% LTV = ONE POINT

RESIDENTIAL MORTGAGE CLEARINGHOUS / REFINANCE MONEY TRANSACTIONS:

- *Credit Risk Category:*
    - 800 to 740 Credit = TEN POINTS
    - 680 to 739 Credit = EIGHT POINTS
    - 620 to 679 Credit = FIVE PONTS
    - 580 to 619 Credit = THREE POINTS
    - 579 and Below = ONE POINT
- *Mortgage Payment History (Most Show a 24 month history for refinances):*
    - No Mortgage Late Payments = TEN POINTS
    - 1 X 30 = EIGHT POINTS
    - 2 X 30 = SIX POINTS
    - 3 X 30 = FOUR POINTS
    - 4X 30 = TWO POINTS
    - 5X 30 or any 60 Day lates are not allowed.
- *Collateral Risk Category:*
    - 50% and Less = TEN POINTS
    - 50% to 60% LTV = NINE POINTS
    - 61% to 65% LTV = EIGHT POINTS
    - 66% to 70% LTV = SEVEN POINTS
    - 71% to 75% LTV = SIX POINTS
    - 76% to 79% LTV = FIVE POINTS
    - 76% to 80% LTV = THREE POINTS
    - 81% to 85% LTV = TWO POINTS
    - 86% to 90% LTV = ONE POINT

COMMERCIAL MORTGAGE CLEARINGHOUSE / PURCHASE MONEY TRANSACTIONS:

- *Assets Ability to Debt Service: "is the amount of cash flow available to meet annual interest and principal payments on debt, including all taxes, interest, insurances and operating / maintenance costs". Can be future forecasted numbers for new developments, turn-arounds and rehabs.*
    - 1.5 and Greater = TEN POINTS
    - 1.4 = EIGHT POINTS
    - 1.3 = FIVE PONTS
    - 1.2 = THREE POINTS
    - 1.1 and Below = ONE POINT
- *Capital Contribution Risk Category:*
    - 50% and Below = TEN POINTS
    - 51% to 59% LTC = NINE POINTS
    - 60% to 64% LTC = EIGHT POINTS
    - 65% to 69% LTC = SEVEN POINTS
    - 70% to 74% LTC = SIX POINTS
    - 75% to 79% LTC = FIVE POINTS
    - 80% to 84% LTC = THREE POINTS
    - 85% to 90% LTC = TWO POINTS
    - 91% to 95% LTC = ONE POINT
- *Collateral Risk Category:*
    - 50% and Less = TEN POINTS
    - 50% to 60% LTV = NINE POINTS
    - 61% to 65% LTV = EIGHT POINTS
    - 66% to 70% LTV = SEVEN POINTS
    - 71% to 75% LTV = SIX POINTS
    - 76% to 79% LTV = FIVE POINTS
    - 76% to 80% LTV = THREE POINTS
    - 81% to 85% LTV = TWO POINTS
    - 86% to 90% LTV = ONE POINT

RESIDENTIAL MORTGAGE CLEARINGHOUS / REFINANCE MONEY TRANSACTIONS:

- *Assets Ability to Debt Service: "is the amount of cash flow available to meet annual interest and principal payments on debt, including all taxes, interest, insurances and operating / maintenance costs". Can be future forecasted numbers for turn-around and rehabs.*
    - 1.5 and Greater = TEN POINTS
    - 1.4 = EIGHT POINTS
    - 1.3 = FIVE PONTS
    - 1.2 = THREE POINTS
    - 1.1 and Below = ONE POINT
- *Mortgage Payment History (Most Show a 24 month history for refinances):*
    - No Mortgage Late Payments = TEN POINTS
    - 1 X 30 = EIGHT POINTS
    - 2 X 30 = SIX POINTS
    - 3 X 30 = FOUR POINTS
    - 4X 30 = TWO POINTS
    - 5X 30 or any 60 Day lates are not allowed.
- *Collateral Risk Category:*
    - 50% and Less = TEN POINTS
    - 50% to 60% LTV = NINE POINTS
    - 61% to 65% LTV = EIGHT POINTS
    - 66% to 70% LTV = SEVEN POINTS
    - 71% to 75% LTV = SIX POINTS
    - 76% to 79% LTV = FIVE POINTS
    - 76% to 80% LTV = THREE POINTS
    - 81% to 85% LTV = TWO POINTS
    - 86% to 90% LTV = ONE POINT

In using the residential real estate example above, the following example is an example of how the Alternative Securities Markets Group's Residential Mortgage Clearinghouse Operates:

Borrower: Mr. John Smith

- Credit Score 750
- Purchasing a home with a purchase price of $500,000
- Mr. Smith is making a $100,000 Down Payment (80% LTC)
- The Appraised value of the home is $525,000 (76% LTC)
- Score:
    - Credit = Ten Points
    - LTC = Three Points
    - LTV = Three Points
    - TOTAL = SIXTEEN POINTS
    - For example purposes, on the day of application, the interest rate for a Loan Score of SIXTEEN POINTS, was a "blended rate of 5.75 %"
        - *INTEREST RATES ARE GENERALLY COMPETITIVE WITH THE LEADING 30YR FIXED RATE MORTGAGES OF THE DAY*

With the information above, Mr. Smith's Residential Mortgage Clearinghouse Loan would look as below:

- Proposed Loan: $400,000
- 400 Mortgage Backed Debt Notes would be issued at a Face Value of $1,000 Each
- All Notes would have an annualized rate or interest as shown below
- Loan Terms are 5 or 10 years.
- Payments are interest only with a balloon payment due at maturity

Notes Number	Sales Price / Face Value	Note Class	Priority in Liquidation	Loan to "as-is" Value	Annual Rate of Interest	Note Term	Interest Payments By Borrower	Interest Payments to Investors
1 to 40	$1,000	A Class	First	7.6%	3.5%	5 years	Monthly	Quarterly
41 to 80	$1,000	B Class	Second	15.2%	4.0%	5 years	Monthly	Quarterly
81 to 120	$1,000	C Class	Third	22.8%	4.5%	5 years	Monthly	Quarterly
121 to 160	$1,000	D Class	Fourth	30.4%	5.0%	5 years	Monthly	Quarterly
161 to 200	$1,000	E Class	Fifth	38.0%	5.5%	5 years	Monthly	Quarterly
201 to 240	$1,000	F Class	Sixth	45.7%	6.0%	5 years	Monthly	Quarterly
241 to 280	$1,000	G Glass	Seventh	53.3%	6.5%	5 years	Monthly	Quarterly
281 to 320	$1,000	H Class	Eighth	60.9%	7.0%	5 years	Monthly	Quarterly
321 to 360	$1,000	I Class	Ninth	68.5%	7.5%	5 years	Monthly	Quarterly
361 to 400	$1,000	J Class	Tenth	76.1%	8.0%	5 years	Monthly	Quarterly

NOTES: UNLIKE WITH A TRADITIONAL MORTGAGE LOAN, 'NOTEHOLDERS' AS DETAILED ABOVE ARE NOT TREATED EQUALLY. IN THE EVENT OF A LIQUIDATION EVENT, ALL HOLDERS OF CLASS A NOTES RECEIVE 100% OF THEIR PRINCIPAL AND INTEREST DUE BEFORE NOTEHOLDERS OF CLASS BE AND SO-FORTH. THIS LIQUIDATION PREFERENCE CONTINUES EITHER UNTIL ALL CLASSES OF NOTE HOLDERS HAVE RECEIVED 100% OF PRINCIPAL AND INTEREST OR UNTIL MONIES FROM THE LIQUIDITY EVENT IS DEPLETED.

Alternative Securities Markets Group's "Residential Mortgage Clearinghouse" and "Commercial Mortgage Clearinghouse"

The Alternative Securities Markets Group's "Residential Mortgage Clearinghouse" and "Commercial Mortgage Clearinghouse" are simply shares of a single real estate loan sold to private and individual investors directly, without all the "middleman" fees, charges and costs.

- A Borrower Completes an Application
- The Alternative Securities Markets Group orders an appraisal and inspection on the property from disinterested third party industry professionals that work and have knowledge of the area where the real estate asset is located.
- After the a Application is completed, and the Appraisal and Property Inspection are completed, the Alternative Securities Markets Group applies a score to the proposed debt loan, and a "blended rate of interest" is determined.
- A Mortgage Backed Security is drafted that contains either one hundred, one thousand, ten thousand or one hundred thousand debt notes of varying rates of interest depending on liquidation preference and loan-to-value position (senior notes have the lowest annualized rates or interest as they are senior in liquidation preference and hold the lowest "loan-to-values", making them the more secure investment).
- Once the securities have been registered with the United States Securities & Exchange Commission, and any required State Regulators, the Securities are made available to investors on the "Residential Mortgage Clearinghouse" or the "Commercial Mortgage Clearinghouse"
- After the Notes have been purchased, a closing takes place.
- The Borrower makes monthly mortgage payments either to the Alternative Securities Markets Group or a Mortgage Service Provider MONTHLY.
- The Alternative Securities Markets Group makes distributions to investors QUARTERLY.
- Statements are mailed to Borrowers Monthly
- Statements are mailed to the Investors Quarterly
- Investors have the ability to Sell, Trade and Transfer their Notes with other Investors on the Alternative Securities Markets Mortgage Clearinghouse's Resale Portal (First of its kind in the Industry)

1. **The Time frame from Origination to Closing is anticipated to be FASTER than that of a Traditional Mortgage Transaction.**

2. **The Costs and Fees to a Borrower are anticipated to be lower than the Costs and Fees associated with a Traditional Mortgage Loan.**

3. **The Returns to the Investors are less diluted than in the traditional Mortgage Backed Securities Market.**

D. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC.

The Company	Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC is a California Limited Liability Company.
Company Managers	Biography for Mr. Steven J. Muehler, the Company's Managing Member, can be found starting on Page 39 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one Secured Debt Note
The Offering	The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 5,000 Secure Debt Note Units of the Company, priced at $100.00 per Secure Debt Note. The purchase price for the Secure Debt Notes is to be paid in cash as called by the Company.
Term of the Offering	The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 Secure Debt Notes, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Managing Member (the "Offering Period"). The Company has set an investment minimum of $200,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $200,000 will be held in an investment escrow account, and only after $200,000 in securities has been sold to investors (Two Thousand Secure Debt Notes) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction
Reports to Investors	The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.
Valuations	The Company's Managing Member will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.
Indemnification	The Company will indemnify, defend and hold the Managing Member, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	**Position**
Mr. Steven Joseph Muehler	***Founder, Managing Member& Chairman of the Board***

Mr. Steven Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation (DBA: Alternative Securities Markets Group) & Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Fixed Income Mortgage Fund(s).

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: www.SteveMuehler.com and www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In August of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. will be entitled to receive an annual salary of:

Mr. Steven J. Muehler, Managing Member	$24,000.00

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of Equity Membership Units owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Alternative Securities Markets Group Corporation 9107 Wilshire Blvd., Suite 450 Beverly Hills, California 90210	Equity Membership Units: 1,000 Units (100%)	Equity Membership Units: 1,000 Units (100%)

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

The Company's majority shareholder is the Alternative Securities Markets Group Corporation. The Alternative Securities Markets Group Corporation is owned 100% by its Founder, Chief Executive Officer and Chairman of the Board, Mr. Steven Joseph Muehler. Mr. Steven J. Muehler is also the Founder and Managing Member of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, and Mr. Muehler holds all voting rights for the Equity Membership Units of the Alternative Securities Markets Group Corporation. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Shareholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of formation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Steven J. Muehler will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer to purchase the Company. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

Secure Debt Notes

A maximum of FIFTY THOUSAND Secure Debt Notes are being offered to the public at $100.00 per Note. There is no minimum. A maximum of $5,000,000 will be received from the offering. All Notes are being offered by the Company and no Notes are being offered by any selling shareholders. The Company will receive all proceeds from the sale of its Notes.

(a) *Description of Company Equity Membership Units*

The Company is authorized by its Certificate of Formation to issue an aggregate of 1,000,000 shares of Equity Membership Units, $0.001 par value per share (the "Membership Unit"). As of August 1st, 2014 – 1,000 Equity Membership Units were issued and outstanding.

All outstanding shares of Equity Membership Units are of the same class and have equal rights and attributes. The holders of Equity Membership Units are entitled to one vote per share on all matters submitted to a vote of Shareholders of the Company. All Shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Equity Membership Units are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Equity Membership Units are being offered in the Offering Circular.

(b) *Background Information on other Equity Membership Unit Classes.* None

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of August 1st, 2014, there was ONE THOUSAND shares of our Equity Membership Units outstanding, which were held of record by ONE stockholder, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Indemnification of Directors and Officers:

The Company is formed under the laws of California. California General Corporation Law provides that a company may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the company, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a company's certificate of formation, bylaws, agreement, and a vote of shareholders or disinterested directors or otherwise.

The Company's Certificate of formation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a company to provide in its certificate of formation that a director of the company shall not be personally liable to the company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the company or its shareholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Formation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
UN-AUDITED BALANCE SHEET
August 20th, 2014

ASSETS		
Current Assets		
• Cash		**$1,000**
• Accounts Receivable		**$0.00**
• Inventory		**$0.00**
• Prepaid Expenses		**$0.00**
• Short-term Investments		**$0.00**
	Total Current Assets	**$0.00**
Fixed (Long-Term)Assets		
• Long-Term Investments		**$0.00**
• Property & Equipment		**$0.00**
(Less Accumulated Depreciation)		**$0.00**
• Intangible Assets		
	Total Fixed Assets	**$0.00**
Other Assets		
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Fixed Assets	**$0.00**
TOTAL ASSETS		**$1,000**
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		**$0.00**
• Accounts Payable		**$0.00**
• Short-term Loans		**$0.00**
• Income Taxes Payable		**$0.00**
• Accrued Salaries & Wages		**$0.00**
• Unearned Revenue		**$0.00**
• Current Portion of Long-term Debt		**$0.00**
	Total Current Liabilities	**$0.00**
Long-Term Liabilities		
• Long-Term Debt		**$0.00**
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Long-term Liabilities	**$0.00**
Owner's Equity		
• Owner's Investment		**$1,000**
• Accounts Receivable		**$0.00**
	Total Owner's Equity	**$1,000**
TOTAL LIABILITIES & OWNER'S EQUITY		**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
UN-AUDITED STATEMENTS OF REVENUE AND EXPENSES
August 20th, 2014 (inception) to August 20th, 2014

REVENUE	**August 20th, 2014 (Inception) to August 20th, 2014**
• Total Revenues	$0.00
TOTAL REVENUES	**$0.00**
EXPENSES	
• Accounting	$0.00
• Legal	$0.00
• Taxes, other	$0.00
• Organization Costs	$0.00
TOTAL EXPENSES	**$0.00**
NET LOSS	**($0.00)**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
For the period from
August 20th, 2014 (inception) to August 20th, 2014

	Founding Shareholder	Total
Founding Contribution	$1,000	$1,000
All Costs	$0.00	$0.00
Net Loss	($0.00)	($0.00)
BALANCE, June 1st, 2014	($1,000)	($1,000)

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
UN-AUDITED STATEMENT OF CASH FLOWS
For the period from
August 20th, 2014 (inception) to August 20th, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	**August 20th, 2014 (Inception) to August 20th, 2014**
• Net Loss	**($0.00)**
• Other	**$0.00**
CASH FLOWS FROM INVESTING ACTIVITIES	**August 20th, 2014 (Inception) to August 20th, 2014**
• All Investing Activities	**$0.00**
CASH FLOWS FROM FINANCING ACTIVITIES	**August 20th, 2014 (Inception) to August 20th, 2014**
• All Financing Activities	**$0.00**
NET INCREASE IN CASH	**$0.00**
Cash, Beginning of year	**$1,000**
Cash, End of Year	**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Alternative Securities Markets Group Fixed Income Mortgage Fund, LLC, a California Limited Liability Company was formed in August of 2014.

Upon its organization as a California Limited Liability Company, the Company issued 100% of its Equity Membership Units to "Alternative Securities Markets Group Corporation. The Chief Executive Officer of Alternative Securities Markets Group Corporation is Mr. Steven J. Muehler, who is also the Founder and Managing Member of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC.

The Company was initially capitalized by Mr. Steven J. Muehler with an opening deposit and balance of $1,000 USD.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

By: Mr. Steven J. Muehler

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Managing Member

By: Mr. Steven J. Muehler (Alternative Securities Markets Group)

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Founder, Chief Executive Officer & Chairman of the Board of Directors
100% Owner of "Alternative Securities Markets Group Corporation"

PART III – EXHIBITS

• SUBSCRIPTION AGREEMENT	5 PAGES
• TEST THE WATERS (http://www.FixedIncomeMortgage.com)	10 PAGES

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

C/O: Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
LEGAL@ASMMARKETSGROUP.COM
Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

Secured Debt Note Units 1 to 50,000

Subject to the terms and conditions of the Secured Debt Note Units described in the Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. Offering Circular dated August 11th, 2014 (the "Offering"), I hereby subscribe to purchase the number of Secure Debt Note Units set forth below for a purchase price of $100.00 per Secured Debt Note. Enclosed with this subscription agreement is my check (Online “E-Check” or Traditional Papery Check) or money order made payable to "Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC" evidencing $100.00 for each Secured Debt Note Unit Subscribed, subject to a minimum of ONE Secured Debt Note Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC’s Managing Member, and subject to additional conditions described in the Offering Circular. I further understand that the Managing Member of the Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, in his sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of Secured Debt Note Units that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase the Secured Debt Notes offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group’s Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company’s Secured Debt Note Units has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ____________ Secured Debt Note Units of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made as of this __________ day of ________________, 2014 by and between Alternative Securities Markets Group Fixed Income Mortgage Fund, a California Limited Liability Company (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

W I T N E S E T H:

WHEREAS, the Company is offering for sale up to FIFTY THOUSAND Secured Debt Note Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Alternative Securities Markets Group Fixed Income Mortgage Fund, LLC, C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned

under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

13. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC.

By: ______________________________

President

PURCHASER:

____

Signature of Purchaser

____

Alternative Securities Market Investment Account Number

EXHIBIT B:

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Alternative Securities Markets Group's Fixed Income Mortgage Funds

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What are the "Alternative Securities Markets Group Fixed Income Mortgage Funds?"

The "Alternative Securities Markets Group Fixed Income Mortgage Fund" is a way for residential homeowners or commercial property owners to access the equity they have in their property.

The "Alternative Securities Markets Group Fixed Income Mortgage Fund" loan program is a program that secures a new mortgage loan against your property that pays "you" a monthly income "on the equitable portion of your home" of up to 1% per month.

How many years do I get my monthly income from an Alternative Securities Markets Group Fixed Income Mortgage Fund?

The "Alternative Securities Markets Group Fixed Income Mortgage Fund" loan programs can help you access cash based on the value of your property (residential or commercial).

Upon the selling of the property or your passing, you or your beneficiary may choose to continue to receive the monthly income or "cash-out" all or a portion of the full entitlement.

As an added option (if you choose, and only for those over the age of 72), you may choose to enter into an agreement for the Alternative Securities Markets Group to purchase your home at a set price upon your passing, giving you and your family peace of mind.

Alternative Securities Markets Group Fixed Income Mortgage Fund Benefits

- Eliminate or Greatly Reduce Mortgage Payments
- Fixed Monthly Income
- Access more of your home's equity than with a Reverse Mortgage
- Monthly Income can be passed on to Beneficiary should you pass
- The Loan Balance against your Home Declines each Month
- Opportunity to secure a buyer for your home at a set price now

Common Uses of Proceeds

- For Extra Income each Month
- Covering Medical Expenses
- Purchasing Long-Term Care Benefits
- Establishing Trusts
- Helping to Financially support Family Members (e.g., grand children's education, etc)

- Paying off other Loans or Bills
- Maintaining or Improving Quality of Life
- Something Special like buying a new boat or going on a trip

Home Seniors Residential Commercial Investors Contact



Alternative Securities Markets Group Fixed Income Mortgage Funds: A Different Sort of Bond

With fixed-income securities such as corporate or Treasury bonds, the purchase of a bond from an issuer is essentially a loan to the issuer in the amount of the principal, or face value, of the bond for a prescribed period of time. In return for this loan, the bondholder receives interest, generally in semiannual payments, until the bond is redeemed. When the bond matures or is called by the issuer, the issuer returns the face value of the bond to the investor in a single principal payment.

Although Alternative Securities Markets Group Fixed Income Mortgage Fund Notes / Bonds are securities that are fixed-income securities that entitle investors to payments of monthly interest, they differ from Corporate and Treasury Securities in significant ways. With the Alternative Securities Markets Group Fixed Income Mortgage Fund Notes / Bonds, the ultimate borrower is the Alternative Securities Markets Group who takes on a loan from one of the "Alternative Securities Markets Group Fixed Income Mortgage Funds". The Alternative Securities Group's monthly payments to each Alternative Securities Markets Group Fixed Income Mortgage Fund includes simple interest that is paid monthly, and the Fund's security's principal is returned in a single lump sum at maturity. Alternative Securities Markets Fund Fixed Income Mortgage Fund Notes / Bonds provide payments to investors that include a fixed monthly rate of interest and a lump sum payment when the Notes either matures, is redeemed by the client or called by the Company. ***While most bonds pay interest semiannually, The Alternative Securities Markets Group Fixed Income Mortgage Fund Notes / Bonds pay interest monthly, quarterly or semiannually, depending on the structure and terms of the issue.***

Alternative Securities Markets Group's Holdings Include:

- A Fully Diluted Equity Position in all Companies Listed on the Alternative Securities Markets (***http://www.AlternativeSecuritiesMarket.com***)
- 100% of the "ASMG Aviation and Aerospace Market"
- 100% of the "ASMG Biofuels Market"
- 100% of the "ASMG California Water Rights Market"
- 100% of the "ASMG Commercial Mortgage Clearinghouse"
- 100% of the "ASMG Energy Market"
- 100% of the "ASMG Entertainment and Media Market"
- 100% of the "ASMG Fashion and Textiles Market"
- 100% of the "ASMG Financial Services Market"
- 100% of the "ASMG Food and Beverage Market"
- 100% of the "ASMG Hotel and Hospitality Market"
- 100% of the "ASMG Life Settlement Market"
- 100% of the "ASMG Medical Device and Pharmaceuticals Market"
- 100% of the "ASMG Mining and Mineral Rights Market"
- 100% of the "ASMG Oil and Natural Gas Market"
- 100% of the "ASMG Residential Mortgage Clearinghouse"
- 100% of the "ASMG Restaurant and Nightclub Market"
- 100% of the "ASMG Retail and E-Commerce Market"
- 100% of the "ASMG New Technologies Market"
- Residential Income Producing Properties
- Commercial Income Producing Properties

Benefits over the Traditional Reverse Mortgage Loan:

- Higher Rate of Return on the Equitable Portion of your Home (*more income potential than with the Traditional Reverse Mortgage Program*)
- Higher "Loan-to-Values" than a Traditional Reverse Mortgage Loan
- Program is for Primary Residences, Second Homes, Investment Properties, undeveloped Land / Residential & Commercial Lots and Commercial Properties.
- NO AGE RESTRICTIONS
- Ability to pass on the monthly income to a dependent after passing
- Increased Tax Deductibility Options
- No need to attend a counseling program
- Close in as little as two weeks
- The Traditional Reverse Mortgage is a constantly growing loan balance, the Alternative Securities Markets Group Fixed Income Mortgage Program has a decreasing monthly mortgage loan balance with the potential of owning your home free and clear in 5, 10, 15, 20 or 30 years.

Alternative Securities Markets Group's Fixed Income Mortgage Funds   Home   Basics   Residential   Commercial   Investors   Contact

Alternative Securities Markets Group Fixed Income Mortgage Funds Residential Mortgage Division

In this era of greatly reduced personal and corporate pension plans, Americans are looking for additional fixed income streams. The potential to receive an income from your home is an additional option that bears investigation, since many Americans need to get their assets working harder for them. The Alternative Securities Markets Group Fixed Income Mortgage Fund Program option becomes extremely attractive.

You also have the freedom to use the Fixed Monthly Income you receive however you want—there are no limitations:

- Supplement your monthly / retirement income
- Pay off an existing mortgage or other existing debt
- Pay for medical care, prescription drugs and in-home care
- Cover large or unexpected expenses
- Make home improvements and repairs
- Travel to visit family and friends or take vacations
- Contribute to your grandchildren's college education
- Live a more comfortable lifestyle


MORTGAGE
APPLICATION

Primary Residences

Location: All 50 States

Property: Single-Family Residences
Condo
Owner-Occupied Multi-Family (up to 4 units)
Manufactured Homes
Co-ops (additional LTV restrictions may apply)
Rural Properties (additional LTV restrictions may apply)

Loan-to-Value: Up to 85% of your home's "as-is" value
Up to 90% for Veterans

Fees: No Commitment Fees
Standard Mortgage Closing Costs (Call for Good Faith Estimate)

Get a Quote


MORTGAGE
APPLICATION

Second Homes

Location: All 50 States

Property: Single-Family Residences
Condo
Owner-Occupied Multi-Family (up to 4 units)
Manufactured Homes
Co-ops (additional LTV restrictions may apply)
Rural Properties (additional LTV restrictions may apply)

Loan-to-Value: Up to 75% of your home's "as-is" value

Fees: No Commitment Fees
Standard Mortgage Closing Costs (Call for Good Faith Estimate)

Get a Quote


INVESTING

Investment Properties

Location: All 50 States

Property: Single-Family Residences
Condo
Non-Owner-Occupied Multi-Family (up to 4 units)
Manufactured Homes
Co-ops (additional LTV restrictions may apply)
Rural Properties (additional LTV restrictions may apply)

Loan-to-Value: Up to 75% of the "as-is" Value

Fees: No Commitment Fees
Standard Mortgage Closing Costs (Call for Good Faith Estimate)



Land

Location: All 50 States

Property: Zoned Residential
Usually Standard 10 Acres
Up to 25 acres is possible if standard for the area

Loan-to-Value: 65-70% of the "as-is" value

Fees: No Commitment Fees
Standard Mortgage Closing Costs (Call for Good Faith Estimate).

Get a Quote

Get a Quote

Home Notes Residential Commercial Veterans Contact



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Alternative Securities Markets Group Fixed Income Mortgage Funds

Commercial Division

What is the "Alternative Securities Markets Group Fixed Income Mortgage Fund" program for Commercial Properties?

The Alternative Securities Markets Group Fixed Income Mortgage Fund's Commercial Real Estate Program is one in which a new first mortgage lien is placed on a subject property, and the Alternative Securities Markets Group Fixed Income Mortgage Fund makes monthly payments to the property owner (the amount of payments depends on the amount of equity in the property). The program resembles the commonly known "Reverse Mortgage Program." The property does not need to be owned free and clear to qualify for the program.

Location: All 50 States

Property: Agricultural / Farm
Amusement Park / Theme Park
Apartments / Multi-Family (4+ Units)
Assisted Living Facilities
Auto Dealerships
Automotive Services
Bed & Breakfast
Car Wash
Child Care
Churches
Co-op
Convenience Store
Funeral Home
Gas Station
Golf Courses
Historic
Hospitality (Motels & Hotels)
Industrial
Land
Light Industrial
Marinas
Medical (Hospital & Clinic)
Mixed Use
Mobile Home Parks
Nursing Homes
Office (Multi-Tenant)
Office (Single-Tenant / Credit Tenant)
Office Condos
Owner Occupied
Parking Garages
Rehabilitation Facilities
Residential Lot Developments
Resort
Restaurants
Retail (anchored and unanchored)
RV Parks
Self-Storage
Special Purpose Buildings & Properties
Warehouse

Loan-to-Value: *75 to 80% (call or qualify online for quote)*

Fees: No Commitment Fees
Appraisal Paid by client at time of appraisal
Standard Commercial Mortgage Closing Costs *(Call for Good Faith Estimate)*

Alternative Securities Markets Group's Fixed Income Mortgage Funds | Home | Basics | Residential | Commercial | Veterans | Contact



Additional Benefits for our U.S. Military Veterans and Immediate Family Members of a Deceased U.S. Military Veteran.

The *Alternative Securities Markets Group Fixed Income Mortgage Fund's Veterans Preference* was specifically created for active military members and veterans of the armed services. Veterans receive up to an extra .25% per month in their fixed income monthly income (interest) in the equity of their primary or secondary home or any commercial property they own.

Primary Residence Homes:

Location: All 50 States

Property: Single-Family Residences
Condo
Owner-Occupied Multi-Family (up to 4 units)
Manufactured Homes
Co-ops (additional LTV restrictions may apply)
Rural Properties (additional LTV restrictions may apply)

Loan-to-Value: Up to 80% of home's value

Fees: No Commitment or Appraisal Fees (we pay for the appraisals for our veterans)
Standard Mortgage Closing Costs (Call for Good Faith Estimate)

Secondary Residence Homes:

Location: All 50 States

Property: Single-Family Residences
Condo
Owner-Occupied Multi-Family (up to 4 units)
Manufactured Homes
Co-ops (additional LTV restrictions may apply)
Rural Properties (additional LTV restrictions may apply)

Loan-to-Value: Up to 75% of home's value

Fees: No Commitment or Appraisal Fees (we pay for the appraisals for our veterans)
Standard Mortgage Closing Costs (Call for Good Faith Estimate)

Commercial Properties:

Location: All 50 States

Property: Agricultural / Farm
Amusement Park / Theme Park
Apartments / Multi-Family (4+ Units)
Assisted Living Facilities
Auto Dealerships
Automotive Services
Bed & Breakfast
Car Wash
Child Care
Churches
Condo
Convenience Store
Funeral Home
Gas Station
Golf Courses
Historic
Hospitality (Motels & Hotels)
Industrial
Land
Light Industrial
Marinas
Medical (Hospital & Clinic)
Mixed Use
Mobile Home Parks
Nursing Homes
Office (Multi-Tenant)
Office (Single-Tenant / Credit Tenant)
Office Condos
Owner Occupied
Parking Garages
Rehabilitation Facilities
Residential Lot Developments
Resort
Restaurants
Retail (anchored and unanchored)
RV Parks
Self-Storage
Special Purpose Buildings & Properties
Warehouse

Loan-to-Value: Up to 75 to 80% (call to qualify value for quote)

Fees: No Commitment or Due Diligence Fees
Appraisal Paid by client at time of appraisal

Standard Commercial Mortgage Closing Costs (Call for Good Faith Estimate)

Home Basics Residential Commercial Veterans Contact

CONTACT
Alternative Securities Markets Group

Phone:
(213) 407-4386

Email:
Info@ASMMarketsGroup.com

Address:
Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386
http://www.AlternativeSecuritiesMarket.com

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